

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2012

<u>Via E-Mail</u>
Mr. John D. Milton, Jr.
Chief Financial Officer
Patriot Transportation Holding, Inc.
501 Riverside Avenue, Suite 500
Jacksonville, Florida 32202

> **Re:** **Patriot Transportation Holding, Inc.**
> **Form 10-K for the year ended September 30, 2011**
> **Filed December 8, 2011**
> **Form 10-Q for the quarter ended December 31, 2011**
> **Filed February 1, 2012**
> **File No. 000-17554**

Dear Mr. Milton:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Linda Cvrkel

Linda Cvrkel
Branch Chief